

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

February 8, 2008

<u>**Via Facsimile (216) 241-0816 and U.S. Mail**</u>

John J. Jenkins, Esq.
Calfee, Halter & Griswold LLP
1400 KeyBank Center
800 Superior Avenue
Cleveland, OH 44114

Re: LNB Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 5, 2008
File Number 000-13203

Dear Mr. Jenkins:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>**Preliminary Schedule 14A**</u>

<u>Cover page</u>

1.   We note your disclosure that the proposals to be acted upon at the special meeting correspond to previous materials delivered by the insurgents and not the proposals listed in the insurgents' preliminary proxy statement filed on January 31, 2008. Please provide supplementally us a detailed description of the various laws and regulations upon which you have based your analysis in this respect. In your response, please address the fact that while you refer to the proposals identified in

the insurgents' solicitation statement (dated November 2007), that statement also included language to the effect that the insurgents reserved their rights to modify their proposals.

2.   On a related note, please address supplementally, with a view toward disclosure, the potential disenfranchisement of your security holders if they use your proxy card, in which the proposals are different than in the insurgents' proxy card.

Supplemental Notice

3.   Please tell us your basis for limiting the portion of proposal 3 relating to any newly appointed or elected directors to February 5, 2008.

Questions and Answers, page 2

4.   We note in the response to the second question that you state in "the event that Proposal 3 is not passed, no vote will be taken on Proposal 4." Given that proposal 3 is for the removal of 10 directors and that security holders can vote as to each one individual, please revise to explain the specific circumstances in which no vote will be taken on proposal 4. Do you mean to state that if no directors are removed under proposal 3, then no vote will be taken on proposal 4? Please revise here and, as applicable, throughout the proxy statement.

5.   On a related note, please clarify the effect of the interaction among proposals 2, 3 and 4. For example, if the board size is reduced pursuant to proposal 2, what effect will it have on proposals 3 and 4? If one or two directors are removed, what effect will that have on proposal 4?

6.   Please clarify the response to "What constitutes a quorum?"

Proposal No. 1, page 5

7.   Disclose any potential effects of this proposal, both positive and negative, on existing security holders of the company. Please refer to Instruction 2 to Item 19 of Schedule 14A in revising your disclosure. Please also apply this comment to proposal No. 2.

Proposal No. 3, page 7

8.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy

statement or provided to the staff on a supplemental basis. We note the following examples:

- Your statement that the prospects for the company's business are improving and the growth initiatives undertaken are working. In this respect, please describe briefly the "long-term initiatives" LNB has undertaken and the areas in which LNB has made investments to provide better growth prospects.
- The disclosure in the last sentence of the first full paragraph and the first sentence in the second full paragraph, each on page 8.
- Your disclosure that you have had progress in your "ability to effectively manage credit quality and leverage {y]our acquisition of Morgan Bank."
- The disclosure in the fourth, fifth and seventh bullet point at the bottom of page 8.
- Your statement on page 10 that AMG's actions could create uncertainty among your employees such that key employees might leave LNB.

Proposal No. 4, page 10

9.   Please revise your disclosure to explain why the "uncertainty and instability that could be created through AMG's actions would be *particularly exacerbated* during a period of significant economic turmoil and tremendous uncertainty…" (emphasis added).

10.   Refer to the fourth full paragraph of page 10. Please clarify that AMG has not made any statements relating to the independence of LNB, LNB's offering of products and services, or LNB's customers having to establish new banking relationships in the near future.

11.   Refer to your discussion of the potential costs triggered by the election of AMG's nominees to a smaller board of directors. Please quantify the severance payments due each officer and clarify whether any severance payment would be due to these officers following their non-cause termination, whether or not there is a change of the control.   Also, with respect to options and stock appreciation rights, both for your named officers and for all of the company's grantees, quantify the number of shares issuable and disclose whether those options and rights are in the money or out of the money.

Proposal No. 5, page 11

12.   Please expand your disclosure to explain why proposals 5 and 6 "will not promote the best interests of LNB and its shareholders."

<u>Ownership of Voting Shares, page 13</u>

13.   Please revise the footnotes on pages 13-14 to disclose the names of the beneficial owners of shares listed on the preceding tables.

<u>Participants in the Proxy Solicitation, page 14</u>

14.   Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

<u>Annex A</u>

15.   Please provide the disclosure required by Item 5(b)(1)(vi)-(viii) of Schedule 14A.

<u>Closing Comments</u>

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions